Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following sets forth excerpts of the transcript from an August 20, 2026 presentation by Paul Mann, Chairman and Chief Executive Officer of ASP Isotopes Inc. (“ASP Isotopes”), at the Emerging Growth Conference 95 relating to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of ASP Isotopes (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”).

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Paul Mann:

We’re going to do a deep dive into Renergen and helium today. So here’s the corporate setup.

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Renergen will be actually be the focus of today’s presentation and that focuses on producing helium and LNG. We’ve got a very unique asset in South Africa that can produce helium and energy and we actually started that plant up this week and that plant should start producing free cash flow by the end of the year with first product going to customers during September. That’s the expectation there.

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And so you know our helium asset is very unique. When we drill for helium we get about 3% helium in in the gas and typically when you drill for natural gas in the United States you get about 4% helium and you get about 0.04% helium. So this is a very unique, a very unique asset. We have the only onshore petroleum production right in South Africa and as I said we we’ve completed phase one. Started production this week and we expect to start phase two during the second half of the year. You know, this is designated a strategic asset by both the South African government and the United States government. We’ve secured a significant amount of capital for phase 2 from the US government and from Standard Bank at 34 billion dollars and I say this is one of the few assets of its like in the world. We announced back in July that we intend to merge this asset into a NASDAQ company called Endra. And this will then become the focus of that company and this become the first helium pure play company listed on NASDAQ that’s actually producing using helium. So it’s very exciting. It’s a very unique asset helium. So I’ll talk a bit more about helium now. And so helium is unique in that it’s chemically inert and it’s zero viscosity as a liquid and as a gas and it’s very good for sterilizing and sanitizing certain things. It’s got a very low density and has a boiling point extremely alert minus 270 degrees C. Here you’ll see the end markets that that helium is used in and you know I think what’s driving significant growth right now in the helium market is really semiconductors and rocketry. You can’t launch a Falcon 9 or a space starship without a large amount of liquid helium. It’s the propellant that pushes the fuel out of the rocket. You can’t make a semiconductor without liquid helium. And so it’s used in a number of industries globally. So it’s about a $3 billion market and you’ll see over the last 20 years or so 10-15 years or so the US strategic reserve has dropped from being about a third of  a third of global supply to almost zero. And coincident with that the prices have escalated from sort of $200 up to more like sort of $400 or $500 per MCF. So we expect this growth to continue. It’s the TDP plus type demand growth. And you know if you look here about a third of the world’s helium production used to come from Qatar or comes from Qatar about a 15% or so from Russia and if you look at the demand and supply and demand imbalances and balances America’s broadly balanced in terms of supply and demand if you look at Asia and Europe both are significantly out of place in terms of their needs and the supply. So, we feel it’s likely we’re entering the fifth helium supply crisis. And you know what’s happened since the start of the year is that Iran has damaged Qatar’s gas processing facilities and so Qatar had to shut down its LNG and helium production. Australia is also closed so they can’t get anything out of Qatar to the rest of the world. Now when Qatar tries to restart its LNG facilities it may take some time and we do understand that some of those facilities are impaired for a number of years rather than just a number of months. Additionally Russia has introduced helium export controls. It will no longer be exporting helium to the rest of the world. So almost 50% of the world’s helium supply is currently not available for customers. I was in Asia earlier on this year and there are some very nervous semiconductor companies that need helium that are concerned that they’re not going to be able to get it the amount they need. Not so much about price more concerned about the quantity or the amount. So this will be interesting to see exactly how the second half of the year plays out. We’re supposed to starting up our plant at the moment to help you know to help supply some of this market. We can’t supply the whole lot but help supply some of it. This asset is very unique. So this is probably the highest concentration of commercially scalable helium found on the globe. It’s a vast multigenerational asset. The location of it makes it extremely efficient to ship around the world. This is also the lowest carbon footprint for incremental helium production. So it’s very unique. And it was formed about two billion years ago when two meteorites, two asteroids hit planet Earth at exactly the same point. One three billion years ago and one two billion years ago. What you’ve got below the surface of the ground is a large concentrated source of uranium about five miles below the earth’s surface and that undergoes radioactive decay and produces helium which is then trapped in the in the upper portion of the rock and that’s how it got there. Our acreage is where this red kind of patch is on the map. And if you look at the pink bit in the middle, that’s where that’s the center of where the meteor hit the planet. This is our resource that we have. Our proven reserves are basically in this middle yellow polygon that is drawn there. We expect to start exploring the outer parts and doing a reserve analysis later on this year. But you know phase one and phase two combined use about half the yellow box in the middle. So we’ve got plenty of we expect to have plenty of acreage and supply for a phase three and a phase four and a phase five if we think the market requires that. This just shows the scale of what we have here. And you know, our 1P reserves are basically about the same size as what the US helium system is, the reserve is. And so it’s a vast reserve for many generations to go. South Africa is actually an ideal place to ship helium from. When you’re shipping helium, about 1% of evaporates or turns off into a gas every day you’re shipping it. So shipping distances matter. Cape of Good Hope is a great place to ship to all four corners of the world actually. And that means when customers receive their helium in liquid form, there should be more liquid versus gas and they want the liquid and they don’t really want the gas. It is actually important that customers recognize that. So that’s just quick overview on phase one and phase two what it looks like. So you know this is one asset two products but actually four markets and you know we’ll be expect to sell our LG to gas to power industrial and transport and helium obviously mainly for the export market to semiconductors and rocketry and so forth. So this talks about the size and the scale. So phase one, we expect to produce about 70 MCF a day of helium, about 2,500 gigajoules a day of LNG. And for those in the United States, gig is approximately equal to an MMBTU. And you know, if we can achieve a sales price of say $600 per MCF on average and say 13 to 14 per gigajoule for the LMG, phase one should generate revenues of somewhere close to $27 million and gross profit of about $11 million. Right now we are talking to customers where the price is in more like 800 to a thousand and actually the spot price is you know north of 200 2,000. I’m told by industry participants and so there’s a lot of operating leverage so if we can achieve a higher price at 800 to a,000 this asset can do 15 to 20 million in in gross profit from just phase one. Phase one started up earlier this week and we expect to ship our first shipments to customers during September and then we’ll start moving on to phase two in the second half of the year. And phase two is significantly larger: about 34,000 gigs a day of LNG and about 900 MCF a day of liquid helium and you know $600 per MCF and $14 per gigajoule. This is more like a $370 million in revenue type plant and $300 million in in gross profit. Obviously, we’ve got no control over where, you know, where gas prices go and where LG prices go, but both kind of feel biased to the higher side in in the current environment. Phase two should benefit from a significant amount of debt at half a billion dollars from the US DFC, about quarter billion dollars from Standard Bank. Take about 44 months to build and we were building this plant in a turnkey contract with an EPC a construction company that’s well known to build these types of plants and so 2030 we should start to see the first production with 2031 being the first full year of production.

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So, I would expect by the end of the fourth quarter, we’re running at name plate capacity. What we’re doing right now is we’re tying in the additional welds to the plant. So that we have enough welds tied into the plant to start commercial production and the final few wells will be will be connected between now and say an October kind of time frame and then we’re kind of main plate capacity.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance the Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

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Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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